UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                              EXCO Resources, Inc.
                              --------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    269279402
                                    ---------
                                 (CUSIP Number)


                                 August 30, 2007
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 269279402                   13G                     Page 2 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             9,088,157
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            9,088,157
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,088,157
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 269279402                   13G                     Page 3 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             9,088,157
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            9,088,157
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,088,157
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 269279402                   13G                     Page 4 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Offshore Fund, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             6,342,310
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            6,342,310
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,342,310
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

Item 1(a):     Name of Issuer:
---------      --------------

     The name of the issuer is EXCO Resources, Inc., a corporation formed under the laws of the State of Texas (the "Company").

Item 1(b):     Address of Issuer's Principal Executive Offices:
---------      -----------------------------------------------

     The Company's principal executive offices are located at 12377 Merit Drive, Suite 1700, LB 82, Dallas, Texas 75251.

Item 2(a):     Name of Person Filing:
---------      ---------------------

     This Schedule 13G is filed by:

     (i) Third Point LLC, a Delaware limited liability company (the "Management Company"), which serves as investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, collectively, the "Funds"), with respect to the Common Stock (as defined in Item 2(d)) directly owned by the Funds and shares of Common Stock issuable upon the conversion of shares of preferred stock of the Company directly owned by the Funds;

     (ii) Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position and shares of Common Stock issuable upon the conversion of shares of preferred stock of the Company indirectly beneficially owned by Mr. Loeb by virtue of such position; and

    (iii) Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund") which invests and trades in securities, with respect to shares of Common Stock directly held by it and shares of Common Stock issuable upon the conversion of shares of preferred stock of the Company held by it.

     The Management Company, Mr. Loeb and the Offshore Fund are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None, Residence:
---------      -----------------------------------------------------------

     The address of the principal business office of the Management Company and Mr. Loeb is 390 Park Avenue, New York, New York 10022. The address of the principal business office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies.

Item 2(c):     Citizenship:
---------      -----------

     The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen. The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

Item 2(d):     Title of Class of Securities:
---------      ----------------------------

     Common Stock, par value $0.001 per share ("Common Stock").

Item 2(e):     CUSIP Number:
---------      ------------

     CUSIP number of the Common Stock is 269279402.

Item 3:        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
------         -----------------------------------------------------------------
               or (c), check whether the person filing is a:
               --------------------------------------------

               A. [ ] Broker or dealer registered under Section 15 of the Act,
               B. [ ] Bank as defined in Section 3(a)(6) of the Act,
               C. [ ] Insurance Company as defined in Section 3(a)(19) of the
                      Act,
               D. [ ] Investment Company registered under Section 8 of the
                      Investment Company Act of 1940,
               E. [ ] 13d-1(b)(1)(ii)(E),
               F. [ ] Employee Benefit Plan or Endowment Fund in accordance with
                      13d-1 (b)(1)(ii)(F),
               G. [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
               H. [ ] Savings Association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act,
               I. [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
               J. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:        Ownership:
------         ---------

     The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

   A. Third Point LLC
      ---------------
      (a) Amount beneficially owned: 9,088,157
      (b) Percent of class: 8.3%. This percentage is based upon a total of 109,663,627 shares of Common Stock outstanding, calculated as the sum of (i) 104,400,470 shares of Common Stock outstanding as of August 7, 2007, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 (the "Reported Share Number"), and (ii) the 5,263,157 shares of Common Stock issuable upon the conversion of shares of preferred stock of the Company held by the Funds.
      (c) Number of shares as to which such person has:
           (i)    Sole power to vote or direct the vote: -0-
           (ii)   Shared power to vote or direct the vote: 9,088,157
           (iii)  Sole power to dispose or direct the disposition: -0-
           (iv)   Shared power to dispose or direct the disposition: 9,088,157

   B. Daniel S. Loeb
      --------------
      (a) Amount beneficially owned: 9,088,157
      (b) Percent of class: 8.3%. This percentage is based upon a total of 109,663,627 shares of Common Stock outstanding, calculated as the sum of (i) the Reported Share Number and (ii) the 5,263,157 shares of Common Stock issuable upon the conversion of shares of preferred stock of the Company held by the Funds.
      (c) Number of shares as to which such person has:
           (i)    Sole power to vote or direct the vote: -0-
           (ii)   Shared power to vote or direct the vote: 9,088,157
           (iii)  Sole power to dispose or direct the disposition: -0-
           (iv)   Shared power to dispose or direct the disposition: 9,088,157

   C. Third Point Offshore Fund, Ltd.
      -------------------------------
      (a) Amount beneficially owned: 6,342,310
      (b) Percent of class: 5.9%. This percentage is based upon a total of 108,174,680 shares of Common Stock outstanding, calculated as the sum of (i) the Reported Share Number and (ii) the 3,774,210 shares of Common Stock issuable upon the conversion of shares of preferred stock of the Company held by the Offshore Fund.
      (c) Number of shares as to which such person has:
           (i)    Sole power to vote or direct the vote: -0-
           (ii)   Shared power to vote or direct the vote: 6,342,310
           (iii)  Sole power to dispose or direct the disposition: -0-
           (iv)   Shared power to dispose or direct the disposition: 6,342,310

Item 5:        Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:
------         ---------------------------------------------------------------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:        Identification and Classification of the Subsidiary Which
------         ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

Not applicable.

Item 8:        Identification and Classification of Members of the Group:
------         ---------------------------------------------------------

Not applicable.

Item 9:        Notice of Dissolution of Group:
------         ------------------------------

Not applicable.

Item 10:       Certification:
-------        -------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                         [Signatures on following page]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 10, 2007



                                   THIRD POINT LLC

                                   By: Daniel S. Loeb, Chief Executive Officer


                                   By: /s/ Justin Nadler
                                       -----------------------------------------
                                     Name:   Justin Nadler
                                     Title:  Attorney-in-Fact



                                   THIRD POINT OFFSHORE FUND, LTD.

                                   By: Daniel S. Loeb, Director


                                   By: /s/ Justin Nadler
                                       -----------------------------------------
                                     Name:   Justin Nadler
                                     Title:  Attorney-in-Fact



                                   DANIEL S. LOEB


                                   By: /s/ Justin Nadler
                                       -----------------------------------------
                                     Name:   Justin Nadler
                                     Title:  Attorney-in-Fact









                 [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO
                              EXCO RESOURCES, INC.]

                                  EXHIBIT INDEX
                                  -------------


Exhibit 99.1: Joint Filing Agreement, dated September 10, 2007, by and between the Reporting Persons.

Exhibit 99.2: Power of Attorney granted by Mr. Daniel S. Loeb in favor of James Kelly, Justin Nadler, Zachary Snow and Keith Waller, dated December 1, 2006.